

October 30, 2017

<u>Via E-mail</u>
Mr. Joseph W. Craft III
Chief Executive Officer
Alliance Holdings GP, L.P.
1717 South Boulder Avenue, Suite 400
Tulsa, OK 74119

        Re: Alliance Holdings GP, L.P.
               Form 10-K for the Fiscal Year Ended December 31, 2016
               File No. 000-51952

Dear Mr. Craft:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Rufus Decker

        Rufus Decker
        Accounting Branch Chief
        Office of Beverages, Apparel and Mining